



I'm reaching out with an exciting update to my journey as the founder of Pulp Pantry - and a bold new chapter for our brand.

The commitment to creating a global brand that tackles food waste to fight climate change has never wavered, but the journey has taught us that the path to making a substantial impact requires evolution, adaptability, and sometimes, radical change…

Today, I'm writing to share the next significant evolution of our brand: **say hello to *Trashy*** *(and happy April Fool's, but this one is 100% not a joke)*.

Why Trashy?

The shift is a strategic move to lead with flavor and function. Our updated brand name, our voice, and packaging stands out like the ugly upcycled produce that it's made from — but doesn't use sustainability as a crutch. I know this is going to be a polarizing new position for us - but the insights and conversations that led us here have me giddy with excitement for what's to come.

As a valued collaborator, enabler and/or thought leader (and perhaps, all of the above!), I would love to invite you to participate in this new chapter.

We're soft-launching a Community Equity round to my network and to our customers as of 10am pst today.

3 Ways I'd Like to Ask for Your Support:

1. **Elevate my Linkedin Announcement** by liking + commenting + sharing for visibility
2. **Forward our information** to someone who might be interested, or elevate in your community/ newsletter
3. **Invest in our Community Equity Round*** (no amount is too small)

We will launch a pre-order site with many more sneak peeks to come on Earth Day - April 22nd.

I'm feeling creatively energized by this new direction and can't wait to build the next chapter as Trashy. I hope you'll continue to support / follow along with us.

If you'd like to connect further, please do reach out.

Warmest regards,

Kaitlin Mogentale
Invest in our Community Equity Round (*disclosures*) - & preview our new chapter as ***Trashy***

**We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*



Kaitlin Mogentale · You
Founder at Trashy
1mo · 🌐

My time as the founder of Pulp Pantry is coming to an end this month –

as we build a bold new chapter as TRASHY.

(this is no April Fool's joke 😉)

Why pivot to Trashy?

The shift to Trashy is a strategic move to lead with flavor and function. Our updated brand name, voice and packaging stands out like the ugly produce that it's made from — and doesn't use sustainability as a crutch.

I'm feeling creatively energized by this new direction and can't wait to bring this new positioning to life in the coming weeks, as we gear up for pre-orders and a full preview on April 22nd (Earth Day!).

There are a few ways I could use your support as we make this transition:

1. Invest in our Community Equity Round* (no amount is too small)!
2. Forward our page/post to someone who might be interested, or elevate in your community/newsletter/readership

wefunder.com/trashy

I hope you'll continue to support / follow along with us. Reach out if you have questions, I'm super happy to chat more!

Kaitlin

Disclosures: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



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